Exhibit 10.29

Kenneth Meyer
Head of Executive Recruiting
Aetna
151 Farmington Avenue — RSAH
Hartford, CT 06156
January 25, 2007	Ph: 860-273-0537
Fax: 860-273-4816
MeyerK3@aetna.com
Mr. Joseph M. Zubretsky
160 Riverside Boulevard
Apt# 31F
New York, N.Y. 10069
Dear Joe:
On behalf of Aetna Inc. (the “Company”), I am pleased to offer you the position of Executive Vice President, Finance, as the planned successor to the Senior Vice President, Chief Financial Officer. Upon your assumption of that role, you will become the Executive Vice President, Chief Financial Officer.
You have agreed to commence your employment as soon as practicable, but in no event later than February 28, 2007. As set forth below, your total annualized compensation opportunity for 2007 and 2008 (salary, plus bonus at target performance, plus long-term incentive award at target performance) will have a target value of $3,900,000 as more fully described below.
Your base salary will be $700,000 per year, payable in accordance with the Company’s regular payroll practices (currently bi-weekly). Your salary will be reviewed periodically for a possible salary increase and the Company may also from time to time review and adjust salaries to reflect appropriate compensation for each position, provided, however, that your salary may not be reduced by the Company without your consent, except in the event of a ratable reduction affecting senior officers of the Company generally.
You will be eligible for consideration for an award under the Company’s annual incentive program beginning with the 2007 performance year (payable in 2008 as long as the plan is in effect). Each year thereafter, while you are employed by the Company, you will be eligible for consideration for additional awards under the annual incentive program while the plan remains in effect. Your full-year annual target bonus opportunity will be 100% of your base salary.
In connection with the Company’s long-term incentive awards granted in 2007, at the next regularly scheduled meeting of the Board of Directors’ Committee on Compensation and Organization we will recommend that you be granted Aetna stock appreciation rights (SARs) which we consider as having a total target value of $1,250,000 on the effective date of the grant. The number of SARs that you will receive will be based on both a valuation factor (which will be the same as that used to value SAR grants made to senior executives of the Company generally) and the closing price of Aetna common stock on the effective date of the grant, in accordance with Company grant practices. SARs are not exercisable for the first year after the date of grant and will vest in three equal annual installments. This grant will be subject to you agreeing to the terms of the award agreement and the plan.
We will also recommend at the next regularly scheduled meeting of the Board of Directors’ Committee on Compensation and Organization that you be granted restricted stock units (RSUs) which we consider as having a total value on the effective date of the grant of $1,250,000. The

Joseph M. Zubretsky
January 25, 2007

number of RSUs that you will receive will be based on the closing price of Aetna common stock on the effective date of the grant, in accordance with Company grant practices. These RSUs will vest in three equal annual installments beginning on the first anniversary of the grant. The RSU grant will be subject to you agreeing to the terms of the award agreement and the plan.
In connection with the Company’s long-term incentive program for 2008, and provided you are an active employee at that time, we will recommend to the Board of Directors Committee on Compensation and Organization that you receive a long-term award opportunity at target performance of $2,500,000. This recommendation will be made at the same time in 2008 as regular long-term incentive awards are recommended for other senior officers of the Company generally.
In recognition of your career move, at the next regularly scheduled meeting of the Board of Directors’ Committee on Compensation and Organization, we will also recommend that you be granted sign-on Aetna stock appreciation rights (Sign on SARs) which we consider as having a total target value of $3,000,000 on the effective date of the grant. The number of Sign on SARs that you will receive will be based on both a valuation factor (which will be the same as that used to value SAR grants made to other senior executives of the Company generally) and the closing price of Aetna common stock on the effective date of the grant, in accordance with Company grant practices. The Sign on SARs will vest in three equal annual installments from the date of grant. The Sign on SAR grant will be subject to you agreeing to the terms of the award agreement and plan.
In addition, at the next regularly scheduled meeting of the Board of Directors’ Committee on Compensation and Organization we will also recommend that you be granted sign on restricted stock units (Sign on RSUs) which shall have a total grant value of $3,500,000 on the effective date of the grant. The number of Sign on RSUs that you will receive will be based on the closing price of Aetna common stock on the effective date of the grant, in accordance with Company grant practices. These Sign on RSUs will vest in three equal annual installments from the date of grant. The Sign on RSU grant will be subject to you agreeing to the terms of the award agreement and the plan.
Generally, off-cycle grants are awarded on a specified day in the month following the month in which you were hired. If the month of the grant is a month in which the Company is in a pre-earnings blackout, the grant will not be effective until at least two business days after the release of earnings. You will be sent your grant details along with instructions on how to accept your grants within two weeks of your grant effective date.
As a part of the Executive Tier of the Aetna Equity based Compensation program, we encourage you to achieve a certain level of ownership in Company stock to better align the interests of senior executives with Company shareholders. Specifically, at the end of a three year period from your start of employment, we expect you to own shares of stock in the Company with a dollar value greater than or equal to 300% of your base salary. Under current program guidelines, vested RSUs and stock held upon exercise of a SAR are counted for purposes of determining whether an executive has satisfied the ownership expectation. There are a variety of Company programs currently available to you to build this stock ownership position. More information about these programs and others are available on our “My Pay and Benefits” website.

Joseph M. Zubretsky
January 25, 2007

A one-time sign-on payment of $850,000 (less applicable withholding and taxes) will be made to you after you begin work at Aetna in recognition of your career move. This payment will be reflected in either your first or the following paycheck (depending on the payroll cycle and your start date). If you voluntarily terminate your employment or are terminated for Cause within 6 months of your start date, you will be responsible for repaying the full amount of your sign-on payment. Additionally, in recognition of forfeited future dividends, we will provide a one-time additional sign-on payment of $200,000 (less applicable taxes) which will be paid to you after you begin work at Aetna in recognition of your career move. This payment will be reflected in either your first or the following paycheck (depending on the payroll cycle and your start date). If you voluntarily terminate your employment or are terminated for Cause within 12 months of your start date, you will be responsible for repaying 50% of this additional sign-on payment. Upon receipt of documentation of showing required repayment, we will also provide reimbursement of up to $125,000 of your current employer’s sign-on bonus, which you may be required to pay, as a result of your termination of employment.
In recognition of the forfeiture of your SERP, a $2,800,000 Deferred Compensation Account bearing interest at same rate as the fixed value fund of the Company’s 401(k) Plan (currently 5.00%) will be created for you. This account, together with accrued interest thereon, will vest in increments of 25% per year on the anniversary of your date of hire. If your employment is involuntarily terminated by the Company other than for Cause on or before the second anniversary of your hire date, you will vest as follow: $2,800,000 (together with interest thereon) multiplied by a fraction the numerator of which shall be the number of months from your date of hire until your termination date and the denominator shall be forty-eight (48). If your employment is involuntarily terminated by the Company other than for Cause after the second anniversary of your hire date, the amount that would have vested in the current year and the next year will become immediately vested as of your termination date. The vested amount will be paid to you six (6) months following your termination of employment with the Company.
You will be eligible to participate in our employee benefits (including fringe benefits, vacation, qualified pension and qualified and non-qualified 401(k), life, health, accident and disability) on a basis no less favorable than those benefits made available generally to senior executives of the Company. Coverage for medical, dental, life, disability, flexible spending accounts and accident benefits will become effective on the first of the month following the date you begin work. If you begin work on the first of the month, your benefits will become effective immediately. Information on Aetna’s total benefits package (various benefit programs and services and associated costs) can be accessed at www.Aetna.com/working (Benefits). Once you begin work, you can enroll for coverage through our intranet site.
For the purpose of Paid Time Off (PTO) accrual only, you will earn PTO days as if you had 10 (ten) years of service. In your first partial calendar year of employment, your PTO accrual will be pro-rated, based on your hire date. PTO includes time out of the office for vacation, personal time, family illness, and incidental sick days.
Federal law requires that we verify the employment authorization of all new employees. On your first day, you must bring appropriate documentation to verify both your identity and employment eligibility. Please carefully review the enclosed materials that provide information about certain documents (List of Acceptable Documents) that you must bring to work on your first day.

Joseph M. Zubretsky
January 25, 2007

You have provided us with a copy of your UnumProvident Corporation Employment Agreement dated March 16, 2005 (the “UnumProvident Agreement”) and you have represented that you are not subject to any other employment agreement or restriction with any present and/or former employers. We have each independently concluded that Aetna is not a significant competitor of UnumProvident Corporation. In addition, your primary duties and responsibilities at Aetna will not relate to the management or operation of the Aetna’s disability insurance business or any complementary special risk products and services. Therefore, your future employment at Aetna will not violate §12(a) of the UnumProvident Agreement. You agree not to use or disclose any UnumProvident confidential information in any way in the performance of your duties at the Company. In so agreeing, Aetna will (a) with counsel of its choice reasonably acceptable to you, assume the defense of and, to the fullest extent permitted by law, indemnify and hold you harmless from any and all Losses arising from or related to claims threatened or initiated by UnumProvident for alleged breach of §§12(a) or 12(c) of the UnumProvident Agreement and/or related common law claims, and contract claims in connection with the fact of your departure, and (b) reimburse you for all forfeitures and Losses under §12(b) of the UnumProvident Agreement. For the purposes of this paragraph, “Losses” shall mean all losses, costs, damages or expenses incurred or suffered by you (including attorneys’ fees and tax liabilities relating to any indemnification payment made by Aetna, other than taxes for payments that relate to a Loss that is a replacement of an amount that otherwise would have been compensation to you). In the event of any interruption or cessation (or delay in the commencement) of your employment with the Aetna due to any legal action by UnumProvident, the Aetna’s obligations under this agreement shall not be suspended and any such interruption or cessation (or delay) shall not give Aetna the right to terminate your employment for Cause. This indemnification obligation shall survive the termination of your employment with Aetna for any reason other than for Cause.
To protect the Company’s proprietary information, as a condition of your employment, you will be required to sign and return the attached Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement. Please keep a copy for your records. We have agreed that you will not take any information or documents of any kind if/when you resign from your current employer; will return any and all documents, files and electronic records of any description that relate in any way to your current employer’s business’ and will not provide to the Company, or use in the performance of your duties, any confidential information of your current or any prior employer.
If your employment is involuntarily terminated by the Company during the first 24 months of employment other than for Cause, you will receive payment for (a) one hundred four (104) weeks of salary (such that at the end of the 104 week period you shall have received a total 200% of salary), and (b) twenty-four (24) months of bonus in the amount of 100% of salary (such that at the end of the 24 month period you shall have received as bonus a total equal to 200% of salary) all in lieu of amounts payable under any Company severance and salary continuation benefits plan, upon delivery of a release of any employment-related claims and covenants in form and substance reasonably satisfactory to the Company. Such salary continuation and target bonus payments shall be made in accordance with the Company’s payroll practice then in effect (currently bi-weekly). If your employment is involuntarily terminated by the Company other than for Cause after the twenty-fourth (24) month of employment, you will receive (a) fifty-two (52) weeks of base salary and (b) twelve (12) months of target bonus (calculated at the rate of 100% of salary continuation) all in lieu of amounts payable under any Company severance and salary continuation benefits plan upon delivery of a release of any employment-related claims and covenants in form and substance reasonably satisfactory to the Company. Further, should termination occur as a result of a Change in Control, you will be afforded 280G financial

Joseph M. Zubretsky
January 25, 2007

protection beyond a 10% excess personal tax liability, as set forth in Exhibit A. In addition, notwithstanding any plan provision or applicable award agreement to the contrary, upon involuntary termination of employment by the Company other than for Cause, your Sign on SARs and RSUs will continue to vest during the applicable severance period provided herein. At the end of such severance period any remaining unvested Sign on Sars will automatically vest and any remaining unvested Sign on RSUs will vest on the original vesting date set forth in the award agreement (without regard to your termination of employment). The vested Sign on SARs will remain exercisable for the lesser of five (5) years or the remaining term of the SAR. Upon your involuntary termination of employment due to death or disability, your Sign on SARs and RSUs will immediately vest and the Sign on SARs will be exercisable for the lesser of five (5) years or the remaining term of the SAR.
For the purposes of this Agreement, “Cause” means the occurrence of any one or more of the following: (a) your willful and continued failure to attempt in good faith to perform the duties of your position (other than as a result of incapacity due to physical or mental illness or injury) which failure is not remedied within fifteen business days of written notice from the Company; (b) your material gross negligence or willful malfeasance in the performance of your duties; (c) with respect to the Company, your having been convicted of fraud, embezzlement, or any other act constituting a felony; or (d) your having been convicted of a felony which has or is likely to have a material adverse economic or reputational impact on the Company. For purposes of this definition, no act or failure to act shall be deemed “willful” unless effected by you without reasonable belief that such action or failure to act was lawful and in the best interests of the Company.
If any provision of this agreement (or any award of compensation or benefits provided under this agreement) would cause you to incur any additional tax or interest under Section 409A of the Internal Revenue Code, the Company shall reform such provision to comply with 409A and agrees to maintain, to the maximum extent practicable without violating 409A of the Code, the original intent and economic benefit to you of the applicable provision.
This offer and your acceptance of that offer also are contingent upon your agreement to use the Company’s mandatory/binding arbitration program rather than the courts to resolve employment-related legal disputes. In arbitration, an arbitrator instead of a judge or jury resolves the dispute, and the decision of the arbitrator is final and binding. The enclosed materials should answer any questions you have about Aetna’s Employment Dispute Arbitration Program. With respect to claims subject to the arbitration requirement, arbitration replaces your right and the Company’s right to sue or participate in a lawsuit. You are advised to, and may take the opportunity to, obtain legal advice before final acceptance of the terms of this offer. Please complete the enclosed Employment Dispute Arbitration Acknowledgement form and return it to your hiring manager on or before your first day of employment.
You should understand that Aetna is an “at will” employer and makes no representation to you of continued employment. While the Company hopes that its employment relationship with its employees will be mutually enjoyable and lasting, the Company may terminate your employment at any time, with or without cause or notice, and you may do the same. This letter reflects all of the terms of the Company’s offer of employment and by your acceptance you represent to the Company that you are not relying on any verbal or other promises, inducements, representations or other consideration not reflected in this letter.

Joseph M. Zubretsky
January 25, 2007

Your New Employee Orientation will be delivered via Aetna’s intranet on your start date. Our orientation web-site will provide you with information which allows you to sign-up for benefits, handle payroll administration functions, obtain your employee I.D. badge and parking hang tag (where applicable), etc. Look for the “Welcome to Aetna” e-mail that will start you on your orientation experience.
Once again, I am delighted to extend this offer to you and look forward to your acceptance. Please acknowledge your acceptance of this offer by signing the enclosed copy of this letter, the enclosed copy of the non-competition/non-solicitation/confidentiality/assignment agreement. and returning them to me within two (2) days. The terms set forth in this offer are irrevocable during this two day period and shall not be withdrawn during such period. If you have any questions, please do not hesitate to call me.
Sincerely,
Aetna Inc.

By:	/s/ Kenneth Meyer
Kenneth Meyer

Accepted:	/s/ Joseph M. Zubretsky	Date:	February 6, 2007

Joseph M. Zubretsky
c: Ronald A. Williams
Enclosures

Interoffice Communication
Exhibit A

To:	Joseph M. Zubretsky

Date:	January 25, 2007

Subject:	Change in Control Excise Tax Policy
Pursuant to the offer letter (the “Agreement”) provided to you by Aetna Inc. (together with any successor, “Aetna”) as of the date hereof setting forth your severance protection in the event of a change in control, you have agreed that you will be subject to the Aetna Change in Control Excise Tax Policy for Selected Officers. This memorandum sets forth the terms of that policy as it applies to you.
1.	Initial Determinations by Accounting Firm.

In the event that a change in “the ownership or effective control” of Aetna or “the ownership of a substantial portion of the assets” of Aetna (a “Change in Ownership”) occurs or is expected to occur (in either case within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”)), Aetna shall retain a national accounting firm selected by Aetna and reasonably acceptable to you (the “Accounting Firm”) to perform the calculations necessary under this memorandum. The Accounting Firm shall have discretion to retain an independent appraiser with adequate expertise (the “Appraiser”) to provide any valuations necessary for the Accounting Firm’s calculations hereunder. Aetna shall pay all the fees and costs associated with the work performed by the Accounting Firm and any Appraiser retained by the Accounting Firm. If the Accounting Firm has performed services for any person, entity or group in connection with the Change in Ownership, you may select an alternative national accounting firm to be the Accounting Firm. If the Appraiser otherwise performs work for any of the entities involved in the Change in Ownership or their affiliates (or has performed work for any such entity within the three years preceding the calculations hereunder), then you may select an alternative appraiser of national stature with adequate expertise to be the Appraiser. The Accounting Firm shall provide promptly to both Aetna and you a written report setting forth the calculations required under this memorandum, together with a detail of all relevant supportive data, valuations and calculations. All determinations of the Accounting Firm shall be binding on you and Aetna. When making the calculations required hereunder, you shall be deemed to pay:
•	Federal income taxes at the highest applicable marginal rate of Federal income taxation for the taxable year for which any such calculation is made, and

•	any applicable state and local income taxes at the highest applicable marginal rate of taxation for the taxable year for which any such calculation is made, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes.

The Accounting Firm shall determine (the “Initial Determination”):
(i)	the aggregate amount of all payments, benefits and distributions provided by Aetna to you or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of the Agreement or any other agreement, plan or arrangement of Aetna or otherwise (other than any payment pursuant to this memorandum) which are in the nature of compensation and contingent upon a Change in Ownership (valued pursuant to Section 280G of the Code) (collectively the “Payments”); and
(ii)	the maximum amount of the Payments you would be entitled to receive without being subject to the excise tax imposed by Section 4999 of the Code (the “Payment Cap”) (such excise tax, together with any interest or penalties with respect to such excise tax, are hereinafter collectively referred to as the “Excise Tax”).
2.	Initial Treatment of Payments.
(a)	If the amount of the Payments does not exceed the Payment Cap, you shall be entitled to receive the full amount of the Payments.

(b)	If the amount of the Payments exceeds the Payment Cap by less than 10% of the Payment Cap amount, then, notwithstanding anything to the contrary, the amount of the Payments payable to you shall be reduced to the amount of the Payment Cap. In the event that the Payments are subject to reduction hereunder, you shall have the right to designate which of the Payments will be reduced or eliminated.

(c)	If the amount of the Payments exceeds the Payment Cap by more than 10% of the Payment Cap amount, then the amount of the Payments you are entitled to receive shall not be reduced and Aetna shall pay to you an additional payment (a “Gross-Up Payment”) in an amount such that after payment by you of all taxes (including any interest and penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. All determinations required to be made as to whether a Gross-Up Payment is required and the amount of such Gross-Up Payment shall be made by the Accounting Firm.
3.	Redeterminations Based on IRS or Court Ruling.

If after the date of the Initial Determination (A) you become entitled to receive additional Payments (including, without limitation, severance) contingent upon the same Change in Ownership, or (B) you become subject to the terms of any final binding agreement between you and the Internal Revenue Service or any decision of a court of competent jurisdiction which is not appealable or for which the time to appeal has lapsed (a “Final Determination”) and which is contrary to the Initial Determination, then based upon such additional Payments or such Final Determination (as the case may be), the Accounting Firm shall recalculate:
(i)	the aggregate Payments (such recalculated amount, the “Redetermined Payments”); and

(ii)	the maximum amount of the Redetermined Payments you would be entitled to receive without being subject to the excise tax imposed by Section 4999 of the Code (the “Redetermined Payment Cap”) (such excise tax, together with any interest or penalties with respect to such excise tax, are hereinafter referred to as the “Redetermined Excise Tax”).
4.	Reconciliations Based on Redeterminations.
(a)	If the Redetermined Payment Cap is greater than the Payment Cap (and your Payments were reduced pursuant to paragraph 2(b)), then Aetna shall promptly pay you the amount by which the Redetermined Payments Cap exceeds the Payment Cap, together with interest on such difference at the applicable Federal rate (as defined in Section 1274(d) of the Code) (the “Federal Rate”) from the original Payment due date to the date of actual payment of the difference by Aetna.

(b)	If the aggregate value of the Redetermined Payments exceeds the Redetermined Payment Cap by less than 10%, then, notwithstanding anything to the contrary, the amount of the Redetermined Payments that you are entitled to receive and retain shall be reduced to the amount of the Redetermined Payment Cap. In the event that the Redetermined Payments are subject to reduction under this paragraph and any such portion of the Redetermined Payments have no yet been paid to you, you shall have the right to designate which portion of such unpaid Redetermined Payments should be reduced or eliminated. If you have previously received any Payments in excess of the Redetermined Payment Cap, such excess Payments shall be deemed for all purposes to be a loan to you made on the date of receipt of such excess Payments, which you shall have an obligation to repay to Aetna on demand, together with interest on such amount at the applicable Federal rate (as defined in Section 1274(d) of the Code) from the date of your receipt of such excess Payments to the date of repayment by you. Notwithstanding the foregoing, if any portion of such excess Payments which is to be refunded to Aetna has been paid to any Federal, state or local tax authority, repayment thereof shall not be required until actual refund or credit of such portion has been made to you, and interest payable to Aetna shall not exceed interest received or credited to you by such tax authority for the period it held such portion. In addition, if, pursuant to a Final Determination, any such excess Payments are not deemed a loan and as a result you are subject to Redetermined Excise Tax, then you shall be treated as if the aggregate value of the Redetermined Payments exceeds the Redetermined Payment Cap by more than 10% under paragraph 3(c) and you shall be entitled to the Supplemental Gross-Up Payment, subject to all the attendant conditions set forth below.

(c)	If the aggregate value of the Redetermined Payments exceeds the Redetermined Payment Cap by more than 10%, then the amount of the Redetermined Payments you are entitled to receive and retain shall not be reduced and Aetna shall pay to you an additional payment (a “Supplemental Gross-Up Payment”) in an amount such that after payment by you of all taxes (including any interest and penalties imposed with respect to such taxes), including any Redetermined Excise Tax, imposed on the Supplemental Gross-Up Payment you retain an amount of the Supplemental Gross-Up Payment; provided that if you have previously received a Gross-Up Payment, the amount of the Supplemental Gross-Up Payment shall be reduced by the amount of the Gross-Up Payment you previously received, so that you will be fully reimbursed, but will not receive duplicative reimbursements. If, however, the Excise

Tax exceeds the Redetermined Excise Tax, you shall have an obligation to repay to Aetna. Notwithstanding the foregoing, in the event any portion of the Gross-Up Payment to be refunded to Aetna has been paid to any Federal, state or local tax authority, repayment thereof shall not be required until actual refund or credit of such portion has been made to you. You and Aetna shall mutually agree upon the course of action to be pursued (and the method of allocating the expenses thereof) if your good faith claim for refund or credit is denied.
5.	Procedures With Respect to IRS Claims.

You shall notify Aetna in writing of any claim by the Internal Revenue Service relating to any unpaid excise tax applicable to the Payments. Such notification shall be given as soon as practicable but no later than twenty business days after you know of such claim and shall apprise Aetna of the nature of such claim, any assessment under such claim and the date on which such assessment is requested to be paid. You shall not pay such claim prior to the expiration of the thirty day period following the date on which you give such notice to Aetna (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Aetna notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall:
(a)	give Aetna any information reasonably requested by Aetna relating to such claim,

(b)	take such action in connection with contesting such claim as Aetna shall reasonably request in writing from time to time including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Aetna,

(c)	cooperate with Aetna in good faith in order effectively to contest such claim, and

(d)	permit Aetna to participate in any proceedings relating to such claim;
provided, however, that Aetna shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax, Redetermined Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing, Aetna shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Aetna shall determine; provided, however, that if Aetna directs you to pay such claim and sue for a refund, Aetna shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax, Redetermined Excise Tax or income tax, including interest and penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of you with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Aetna’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

If after the receipt by you of an amount advanced by Aetna pursuant to the foregoing, you become entitled to receive any refund with respect to such claim, you shall (subject to Aetna’s complying with the requirements of above with respect to any contestation of an excise tax claim) promptly pay to Aetna the amount of such refund (together with any interest paid or credited thereon by the taxing authority after deducting any taxes applicable thereto). If, after the receipt by you of an amount advanced by Aetna hereunder, a determination is made that you shall not be entitled to any refund with respect to such claim and Aetna does not notify you in writing of its intent to contest such denial of refund prior to the expiration of thirty days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of the Supplemental Gross-Up Payment required to be paid hereunder. The forgiveness of such advance shall be considered part of the Supplemental Gross-Up Payment and subject to gross-up for any taxes (including interest or penalties) associated therewith.

The terms of this document shall not be amended, modified or curtailed without your written consent.

Aetna’s Employment Dispute Arbitration Program
Following are the provisions of Aetna’s Employment Dispute Arbitration Program:
1.	Except as otherwise specified, all employment-related legal disputes between employees and the Company will be submitted to and resolved by binding arbitration, and neither the employee nor the company will file or participate as an individual party or member of a class in a lawsuit in any court against the other with respect to such matters. This shall apply to claims brought on or after the date the employee becomes subject to this Program, even if the facts and circumstances relating to the claim occurred prior to that date and regardless of whether the employee or the Company previously filed a complaint/charge with a government agency concerning this claim.

2.	For purposes of this Program, the “Company” includes Aetna Inc., its subsidiaries and related companies, their predecessors, successors and assigns, and those acting as representatives or agents of those entities. “Employee” includes current and former employees of the Company.

3.	This Program does not apply to workers’ compensation claims, unemployment compensation claims, and claims under the Employee Retirement Income Security Act of 1974 (“ERISA”) for employee benefits. A dispute as to whether this Program applies must be submitted to the binding arbitration process set forth in this Program.

4.	The employee and/or the Company may seek emergency or temporary injunctive relief from a court in accordance with applicable law. However, after the court has issued a ruling concerning the emergency or temporary injunctive relief, the employee and the Company shall be required to submit the dispute to binding arbitration pursuant to this Program.

5.	Unless otherwise agreed, the arbitration will be administered by the American Arbitration Association (the “AAA”) and will be conducted pursuant to the AAA’s National Rules for the Resolution of Employment Disputes (the “Rules”), as modified in this Program in effect at the time the request for arbitration is filed. For more information, visit the AAA website .

6.	If the Company initiates a request for arbitration, the Company will pay all of the administrative fees and costs charged by the AAA, including the arbitrator’s compensation and charges for hearing room rentals, etc. If the employee initiates a request for arbitration or submits a counterclaim to the Company’s request for arbitration, the employee shall be required to contribute One Hundred Dollars ($100.00) to those administrative fees and costs, payable to the AAA at the time the employee’s request for arbitration or counterclaim is submitted. The Company may increase the contribution amount to no more than the maximum permitted under the AAA rules then in effect. In all cases, the employee and the Company shall be responsible for payment of any fees assessed by the arbitrator as a result of that party’s delay, request for postponement, failure to comply with the arbitrator’s rulings and for other similar reasons.

7.	The employee and the Company may choose to be represented by legal counsel in the arbitration process and shall be responsible for their own legal fees, expenses and costs. However, the arbitrator shall have the same authority as a court to order the employee or the Company to pay some or all of the other’s legal fees, expenses, and costs, in accordance with applicable law.

8.	Unless otherwise agreed, there shall be a single arbitrator, selected by the employee and the Company from a list of qualified neutrals furnished by the AAA. If the employee and the Company cannot agree on an arbitrator, one will be selected by the AAA.

9.	Unless otherwise agreed, the arbitration hearing will take place in the city where the employee works or last worked for the Company. If the employee and the Company disagree as to the proper locale, the AAA will decide.

10.	The employee and the Company shall be entitled to conduct limited pre-hearing discovery. Each may take the deposition of one person and anyone designated by the other as an expert witness. The party taking the deposition shall be responsible for all associated costs, such as the cost of a court reporter and the cost of an original transcript. Each party also has the right to submit one set of ten written questions (including subparts) to the other party, which must be answered under oath, and to request and obtain all documents on which the other party relies in support of its answers to the written questions. Additional discovery may be permitted by the arbitrator upon a showing that it is necessary for that party to have a fair opportunity to present a claim or defense.

11.	The arbitrator shall apply the same substantive law that would apply if the matter were heard by a court and shall have the authority to order the same remedies (but no others) as would be available in a court proceeding. The time limits for requesting arbitration or submitting a counterclaim and the administrative prerequisites for filing an arbitration claim or counterclaim are the same as they would be in a court proceeding. The arbitrator shall have the authority to consider and decide dispositive motions (motions seeking a decision on some or all of the claims or counterclaims without an arbitration hearing).

12.	All proceedings, including the arbitration hearing and decision, are private and confidential, unless otherwise required by law. Arbitration decisions may not be published or publicized without the consent of both the employee and the Company.

13.	Unless otherwise agreed, the arbitrator’s decisions will be in writing with a brief summary of the arbitrator’s opinion.

14.	The arbitrator’s decision is final and binding on the employee and the Company. After the arbitrator’s decision is issued, the employee or the Company may obtain an order of judgment from a court and may obtain a court order enforcing the decision. The arbitrator’s decision may be appealed to the courts only under the limited circumstances provided by law.

15.	If the employee previously signed an agreement, including but not limited to an employment agreement, containing arbitration provisions, those provisions are superseded by the arbitration provisions of this Program.

16.	If any provision of this Program is found to be void or otherwise unenforceable, in whole or in part, this shall not affect the validity of the remainder of the Agreement. All other provisions shall remain in full force and effect.

Questions and Answers about Aetna’s Employment Dispute Arbitration Program
You are being asked to agree to use binding arbitration to resolve employment-related legal disputes that may arise between you and the Company. The following questions and answers are designed to provide additional information about Aetna’s Employment Dispute Arbitration Program. Arbitration affects your legal rights and you may want to obtain legal advice before making your decision.

1.	What is arbitration?

In arbitration, each side presents its position in a formal, confidential hearing to an impartial, outside arbitrator whom they have selected. The process often involves the testimony of witnesses, depositions, and the formal introduction of evidence. The arbitrator then makes a final, binding decision.

2.	Why does Aetna want to use binding arbitration?

The Company’s goal is to resolve employment-related disputes between Aetna and its employees in a fair, cost-effective and prompt manner. The Company believes binding arbitration will better achieve those objectives than the traditional litigation process. Many companies, including a number of our competitors (such as CIGNA, Wellpoint and United Healthcare) have implemented binding arbitration programs in recent years.

3.	Does this mean that if I have an employment-related legal dispute with Aetna and it is not resolved through less formal means, the dispute will not be decided by a judge or jury?

Yes. While some disputes are not subject to the arbitration provisions, all “covered” disputes will be submitted to a neutral arbitrator who will use the American Arbitration Association’s (AAA’s) National Rules for the Resolution of Employment Disputes, as modified by Aetna’s Employment Dispute Arbitration Program and will make a final and binding decision. These Rules are available online at the
AAA Website, and we encourage you to read them carefully.

4.	Will the arbitrator have the authority to award the same type of monetary and non-monetary relief as a judge or jury?

Yes. The arbitrator will be able to award the same types of relief as a judge or jury. Likewise, the arbitrator cannot grant remedies that are unavailable in court.

5.	What if I disagree with the arbitrator’s decisions? Can I appeal to a court?

Except in very limited circumstances (for example, where fraud on the part of the arbitrator is claimed), an arbitrator’s decision is final and binding on both the employee and the Company. One reason why arbitration generally results in a more prompt outcome is that in most situations the arbitrator’s decision is not subject to appeal by either party.

6.	Will I have as much time to file an arbitration claim as I would to file a lawsuit?

Yes. The time limits are the same as they would be in a court proceeding.

7.	Who pays for the arbitration costs?

Except for a nominal administration fee that must be paid by an employee at the time of filing an arbitration claim with the AAA, Aetna pays the fees and expenses charged by the AAA, including the neutral arbitrator’s compensation. Each party is required to pay fees assessed as a result of its own delay, request for postponement/cancellation of a scheduled hearing or failure to comply with an arbitrator’s rulings, etc.

8.	If I decide to be represented by a lawyer in the arbitration proceeding, who pays my legal fees?

Just as in the traditional legal process, each party may choose to be represented by counsel and is responsible for payment of its own legal fees. However, the arbitrator has the same authority as a judge to order one party to pay the other party’s legal fees and/or costs and expenses.

9.	What if I am already subject to an arbitration requirement in another employment agreement I have with the Company?

The current agreement replaces any and all arbitration clauses contained in other employment agreements you may have with the Company.

10.	Do the arbitration provisions cover only future claims I may have?

Any “covered” employment-related claims that you bring on or after the date you become subject to Aetna’s Employment Dispute Arbitration Program is subject to arbitration, even if the facts and circumstances surrounding the claim occurred earlier and regardless of whether you previously filed a complaint/charge with a government agency concerning the claim.

11.	Do the arbitration provisions also cover employment-related claims that Aetna may have against me?

Yes. The provisions are mutual and also require Aetna to arbitrate any “covered” employment-related claims it may have against you.

12.	Do the arbitration provisions preclude me from filing a charge with the Equal Employment Opportunity Commission (EEOC) or a similar agency?

No. The arbitration provisions do not preclude you from filing a charge with the EEOC or similar agency. In fact, if filing a charge or complaint with a government agency would otherwise be required before filing a lawsuit, the same requirement must be met before filing an arbitration claim.

If I have additional questions as to how the arbitration program works, who should I contact?

You may contact Aetna HR Services at 1-800-238-6247.

Aetna Employment Dispute Arbitration Program
Acknowledgement
I acknowledge that:
•	My offer of employment was contingent upon my agreement to use Aetna’s mandatory/binding arbitration program rather than the courts to resolve employment-related legal disputes. I agree to do so.

•	I received a description of Aetna’s Employment Dispute Arbitration Program and accompanying Questions and Answers and was offered an opportunity to review these materials.

•	I was advised that with respect to claims subject to arbitration, arbitration replaces my right and the Company’s right to sue or participate in a lawsuit. I was further advised of my right to obtain legal advice about arbitration before accepting the terms of my job offer.
Employee Name (print): Joseph M. Zubretsky
Employee Signature: /s/ Joseph M. Zubretsky
Date Signed: February 6, 2007
Signature of Parent or Legal Guardian
If Applicant is a Minor:
Date Signed:
Complete all sections of this Acknowledgement form and return it to your manager for retention in your personnel file.

NON-COMPETITION, NON-SOLICITATION, CONFIDENTIALITY AND ASSIGNMENT AGREEMENT
WHEREAS, I, Joseph M. Zubretsky, as an executive of Aetna Inc. or one of its subsidiaries or affiliates (collectively, the “Company”), will be entrusted with knowledge of the Company’s information and materials described below, and will be trained and instructed in the Company’s particular operational methods; and
WHEREAS, I am desirous of being in the Company’s employment as an at-will employee;
NOW, THEREFORE, in consideration of my employment with the Company, the Company providing to me Confidential Information as described below and other good and sufficient consideration, I hereby covenant and agree as follows:
1.	I covenant and agree that so long as I am employed with the Company and for a period of twelve (12) months after my employment with the Company has been terminated for any reason, whether with or without cause and whether voluntarily or involuntarily, I will not directly or indirectly, (a) engage in the ownership (except less than 1% of the outstanding capital stock of any publicly traded company) of, (b) become an employee of, or (c) act as a consultant or contractor to, any competitor of the Company engaged in health care business (“Competitor”) For purposes of Paragraph 1 of this Agreement “Competitor” shall mean the four companies on a list provided by the Company to the Executive (the “Specified Entities”). The initial list of Specified Entities shall be provided simultaneous with execution of this Agreement. The Specified Entities may be changed by the Company from time to time (but shall never be more than four) by delivering a new list to you, provided that any change in the list delivered to you within 90 days prior to or at any time after termination of your employment with the Company shall be null and void. Everywhere in this Agreement, a “Competitor” is any company or organization that develops, administers, operates, offers or solicits offers regarding medial, pharmacy, dental, behavioral health, group life, long-term care and disability, medical management, networks, insurance or plans to employers, employees or individuals. The Company does not intend to enforce the restrictions in this paragraph to the extent (a) such enforcement would violate applicable law or (b) the restrictions are invalid or void under applicable law.

2.	I covenant and agree that for a period of twenty-four (24) months after my employment with the Company has been terminated for any reason, whether with or without cause and whether voluntarily or involuntarily, I will not directly or indirectly (a) solicit or aid in the solicitation of any employee of the Company, (b) solicit or aid in the solicitation on behalf of a Competitor of any customer of the Company, provided, however, that this limitation shall only apply with respect to a product or service which is in competition with a product or service of the Company or an affiliate either directly or indirectly, or (c) induce any health care supplier or provider, broker or agent of the Company to cease or curtail providing services to the Company. The company does not intend to enforce the restrictions in this paragraph to the extent (a) such enforcement would violate applicable law or (b) the restrictions are invalid or void under applicable law.

3.	The Company agrees to provide me with access to the Company’s trade secrets, confidential information, and proprietary materials which may include but is not limited to the following categories of information and materials: methods, procedures, computer programs, databases, customer lists and identities, provider lists and identities, employee lists and identities, processes, premium and other pricing information, research, payment rates, methodologies, contractual forms, and other information which is not publicly available generally and which has been developed or acquired by the Company with considerable effort and expense (“Confidential Information”). I covenant and agree to hold all of the foregoing trade secrets, confidential information and proprietary materials in the strictest confidence and shall not disclose, divulge or reveal the same to any person or entity during the term of my employment with the Company or at any time thereafter.

4.	I understand that I am an at-will employee and that either I or the Company may terminate our employment relationship at any time, with or without cause or notice. Upon such termination, and prior to such termination upon request of the Company, I shall immediately return to the Company all Company property, documentation, trade secrets, confidential information and proprietary materials in my possession, custody or control, and shall return any copies thereof. After termination of my employment with the Company, I further agree to cooperate reasonably with all matters requested by the Company within the scope of my employment with the Company.

5.	The purpose of this Agreement, among other things, is to protect the Company from unfair or inappropriate competition and to protect its trade secrets, confidential information and business relationships. I agree that if the scope of enforcement of this Agreement is ever disputed, a court or other competent trier of fact may modify and enforce it to the extent it believes is lawful and appropriate.

6.	I acknowledge that all original works of authorship that are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are “works made for hire” as that term is defined in the United States Copyright Act (17 U.S.C., Section 101). I further acknowledge that, while employed by the Company, I may develop ideas, inventions, innovations, procedures, methods, know-how or other works which relate to the Company’s current or are reasonably expected to relate to the Company’s future business that may be patentable. To the extent any such works may be patentable, I agree that the Company may file and prosecute any application for patents in my name and that I will, on request, assign to the Company (and take all such further steps as may be reasonably necessary to perfect the Company’s sole and exclusive ownership of) any such application and any patents resulting therefrom.

7.	I acknowledge that compliance with this Agreement is necessary to protect the business and good will of the Company and that any actual or prospective breach will cause injury or damage to the Company which may be irreparable and for which money damages may not be adequate. I therefore agree that if I breach or attempt to breach this Agreement, the Company shall be entitled to obtain temporary, preliminary and permanent equitable relief, without bond, to prevent irreparable harm or injury, and to money damages, together with any and all other remedies available under applicable law. I understand that I shall be liable to pay the Company’s reasonable attorneys’ fees and costs in any successful action to enforce this agreement.

8.	Any controversy or claim arising out of or relating to this Agreement or the breach, termination, or validity thereof, except for temporary, preliminary, or permanent injunctive relief or any other form of equitable relief, shall be settled by binding arbitration administered by the American Arbitration Association (“AAA”) and conducted pursuant to

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the AAA’s National Rules for Dispute Resolution, as modified in Aetna’s Employment Dispute Arbitration Program in effect at the time the request for arbitration is filed.

9.	This Agreement shall be construed in accordance with the laws of the State of Connecticut. I hereby irrevocably consent to the personal jurisdiction of the courts of the State of Connecticut, it being acknowledged that the Company maintains its headquarters in said location.

10.	This Agreement constitutes the entire understanding and agreement between the parties with respect to the subject matter hereof, and no verbal or other statements, inducements or representations have been made or relied upon by any party. No modifications or change hereby shall be binding upon any party unless in writing executed by all parties.

11.	I acknowledge that the Company is relying upon my foregoing commitments and obligations in revealing trade secrets and confidential information to me, in making any future annual bonus or salary increase and/or any other payments to me, and in otherwise employing me.
IN WITNESS WHEREOF, the parties, intending to be legally bound, state that they understand this agreement, enter into it freely, and have duly executed it below.

Executed by:	Accepted by:
Joseph M. Zubretsky	AETNA INC.

/s/ Joseph M. Zubretsky	By:	/s/ Kenneth Meyer

(Signature)		Kenneth Meyer

Joseph M. Zubretsky		January 25, 2007

(Printed Name)		(Date)

(Title)
February 6, 2007
(Date)

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